

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 13, 2015

Michael T. Dugan
Chief Executive Officer
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112

   Re: EchoStar Corporation
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 20, 2015
     File No. 001-33807

Dear Mr. Dugan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications